As filed with the Securities and Exchange Commission on August 4, 2009.

Registration No. 333-149879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM F-9

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SUNCOR ENERGY INC.

(formerly Petro-Canada)

(Exact name of Registrant as specified in its charter)

Canada	1311, 1321, 1382, 5541	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

112 - 4th Avenue S.W.
Box 38

Calgary, Alberta

Canada T2P 2V5
(403) 269-8100

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue — CT
New York, New York 10011

(212) 894-8940

(Name, address and telephone number of agent for service in the United States)

Copies to:

Terrence J. Hopwood Senior Vice President and General Counsel Suncor Energy Inc. 112 - 4th Avenue S.W. Box 38 Calgary, Alberta Canada T2P 2V5 (403) 269-8100	Adam M. Givertz Shearman & Sterling LLP Commerce Court West Suite 4405, P.O. Box 247 Toronto, Ontario M5L 1E8 (416) 360-8484

Approximate date of commencement of proposed sale of the securities to the public:  On August 1, 2009, pursuant to a plan of arrangement approved by the Court of Queen’s Bench of Alberta on June 5, 2009, Suncor Energy Inc., a Canadian corporation (the “Registrant”) and Petro-Canada, a Canadian corporation, amalgamated.  This post-effective amendment no. 2 is being filed to deregister all of the unsold securities registered under this Registration Statement.

Province of Alberta, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☒      Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☐          At some future date (check the appropriate box below):

1.               ☐            pursuant to Rule 467(b) on (       ) at (       ) (designate a time not sooner than 7 calendar days after filing).

2.               ☐            pursuant to Rule 467(b) on (       ) at (       ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (     ).

3.               ☐            pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.               ☐            after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

EXPLANATORY NOTE

DEREGISTRATION OF SECURITIES

Petro-Canada filed with the Securities and Exchange Commission a registration statement on Form F-9 (File No. 333-149879) on March 24, 2008 and amendment no. 1 thereto on April 1, 2008 (the “Registration Statement”), registering the offer and sale of debt securities of Petro-Canada (“Securities”) in an aggregate principal amount of up to US$4,000,000,000.

On August 1, 2009, pursuant to a plan of arrangement approved by the Court of Queen’s Bench of Alberta on June 5, 2009, Suncor Energy Inc., a Canadian corporation (the “Registrant”) and Petro-Canada, a Canadian corporation, amalgamated.  This post-effective amendment no. 2 is being filed to deregister all of the unsold Securities registered under this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this post-effective amendment no. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on August 4, 2009.

SUNCOR ENERGY INC.

By:	/s/ Arlene Strom
Name: Arlene Strom
Title: Assistant Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Act, this post-effective amendment no. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Richard L. George	President and Chief Executive Officer and	August 4, 2009
Richard L. George	Director (Principal Executive Officer)

/s/ Bart Demosky	Chief Financial Officer	August 4, 2009
Bart Demosky	(Principal Financial and Accounting Officer)

/s/ John T. Ferguson	Chairman	August 4, 2009
John T. Ferguson

/s/ Mel E. Benson	Director	August 4, 2009
Mel E. Benson

/s/ Brian A. Canfield	Director	August 4, 2009
Brian A. Canfield

/s/ W. Douglas Ford	Director	August 4, 2009
W. Douglas Ford

/s/ John R. Huff	Director	August 4, 2009
John R. Huff

/s/ Michael W. O’Brien	Director	August 4, 2009
Michael W. O’Brien

/s/ Eira M. Thomas	Director	August 4, 2009
Eira M. Thomas

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this post-effective amendment no. 2 to the Registration Statement, solely in its capacity as the duly authorized representative of the Registrant in the United States on August 4, 2009.

SUNCOR ENERGY (USA) INC.
Authorized Representative in the United States

By:	/s/ Janice B. Odegaard
Name: Janice B. Odegaard
Title: Assistant Secretary